Filed by Charles River Laboratories International, Inc Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc.
Commission File No.: 000-49765

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a transcript, distributed to employees on July 8, 2004, of the conference call held by Charles River on July 1, 2004:

Kekst & Company
Charles River Laboratories DDS
Conference Call
Moderator: Jim Foster
July 1, 2004

OPERATOR: Good afternoon ladies and gentlemen and welcome to your Charles River Laboratories DDS <Company: Charles River Laboratories; Ticker: CRL; URL:http://www.criver.com/ > Conference Call. At this time, all participants have been placed on a listen only mode for the duration of the call. At this time, I’d like to turn the floor over to you host, Jim Foster, President and CEO of Charles River Laboratories. Sir, you may begin.

JIM FOSTER, CHARLES RIVER LABORATORIES: Good morning everyone. I think – some of you I know were on a call that we just had about an hour ago, so welcome back and I’m really excited to talk to you this morning about our recently announced agreement to merge with Inveresk, I hope you’ve all had a chance to read our release which explains in some detail the nature of the transaction and the rationale for it but since the – since you folks will be the most directly involved in it, I wanted to have an opportunity to –both Nancy and I to just give you some further details and some further color on the transaction and site managers at every location have had an opportunity to be briefed and have had an opportunity to ask and receive answers to questions and hopefully they can inform others who aren’t on this call as well as those of you who are on the call can sort of spread the word about the nature and purpose and hopefully your positive feelings about this transaction.

So I think as probably most of you know, Inveresk <Company: Inveresk; Ticker: IRGI; URL: http://www.inveresk.com/ > is the leading provider of drug development services, about two thirds of their revenues are pre clinical and about a third is clinical; they are about $300 million dollars in sales just for sort of ease of simplicity and a couple of hundred million are pre clinical in nature. They have been around for a long period of time and did a pre – and did a clinical acquisition of Clintrials in 2002, facilities known most to you folks either directly or indirectly are the facilities in Montreal, which they still call CTBR, as well as the facilities in Edinburgh, Scotland. I’ve been to both of them, they are large facilities, they are about 350,000 feet. They each have about 1000 employees and they each do about 100 million dollars in revenue and they do similar things, as you know, Inveresk has a specialty – specialty capabilities and reputation in inhalation and infusion tox. They obviously do some re-pro and as general tox, obviously they have a big central lab business, they have a virenalitical (ph) chemistry business, they have a safety farm capability and of course, as I said they have this clinical business.

So, as I think you all know, we began our journey here in the pre-clinical business the day we did our LBO, that was September of ’99 when we bought Sierra and in total we’ve done several acquisitions since then of the various companies where you all are listening from at the moment and our challenge has obviously been to get different sized locations with different expertise with different reputations, with different financial structures and different types of customer relationships to get them to be harmonized in a way where they function cohesively internally and cohesively externally and I think we have had some challenges and I think we have had lots of successes and I think in the last twelve months in particular, during what was a relatively slow demand period under Nancy’s terrific oversight and management as well as the strong local managers and strong local study directors and scientists and all of you who are so focused on the client that we’ve made really huge strides in a whole range of areas from client services to regulatory oversights to what the reports look like to turn around times to capacity additions to how we sell and I think each step has made us a stronger, better, much more seriously-taken competitor in this field. I think we’ve –obviously we’ve begun to improve our operating margins, we’ve begun to improve our top line again, turn around times are good, we’re beginning to fill capacity at many if not most of our facilities.

Of course, as you all know, better capacity utilization means better profitability and greater flexibility for us to service our clients. So there’s no question that we have become a player and there’s no question the competition takes it seriously, as do the customers. But if you look at us in terms of our size and scope and most importantly, our geographic reach, while we’re a player I think we are still a second tier player and we have been grappling with how to get first tier, and I think first tier requires a couple of things. It requires a much bigger footprint than we have. It requires additional areas of specialization beyond those that we have and it requires large, fully integrated capabilities on the ground and other parts of the world, most importantly Europe and I’ve been saying to you folks and to our shareholders for the last couple of years, that we really need to play in Europe in order to be a serious player and this was one of the ways to do that obviously. I also think that eventually we’re going to have to have a place on the ground in Japan. I think it’s just – I think it gives us strength and prominence over the clients. So this was a transaction I thought about for a long time. I think it’s a marriage made in heaven. I think they were looking for a US location which we have, we were looking for a European location which we have, they were looking for specialization from the areas that we have and vice versa. We get bigger and better laboratory capabilities, we get the capability to use their Canadian facility to help service our US customers in a greater way and we get the ability to collectively to do more things in Japan short of putting a location there. I think it’s important that we have space, good space in the US and Europe. So I’m really excited about the combination and so are they.

This is clearly the next logical, important step in taking this pre-clinical business to the next level and increase our footprint and of course, we’ve thought long and hard about how and when and why and if and whether we get into the clinical business and it’s been a real challenge figuring that out. The clinical business is different than everything else we do, it’s recruiting patients and crunching data and it’s not our, sort of typical core competency. By the same token it is the next stage in the drug development process and it’s clearly some pull through both directions, from pre-clinical to clinical and vice versa and both – and also some international opportunities which clearly we’re missing, particularly with smaller, bio-tech clients so this gives us that capability and I’m confident that this is going to generate more sales in all of our pre-clinical businesses. These people have an expertise in Phase One clinics that they have in Edinburgh, Scotland where they do a lot of first demand study and they also have growing expertise in Phase Two and Three trials, both in the US and Europe which the specific capability in cardio-vascular, oncology, infectious disease and opthamology work. So I do think it will be a powerful combination and one of our strengths as you folks know from last year when you had a tough year, I said this recently in a all-hands meeting in August, and at Techtigen (ph), one of the wonderful things about the size of our portfolio and the diversity, both geographically and product and service wise is that some of our operating units have good years and some don’t and usually there’s enough balance so that in the aggregate, we tend to have more good years than bad and so, this deal gives us just a bigger footprint and more diversity, more lines of business, particularly in a clinical arena and a greater geographic reach. So that’s really good for all of us.

I want to emphasize that Charles River hasn’t been acquired, so merger is the legal term, clearly we are the surviving legal entity and the name of the company is and will be Charles River, our stock is the one that will trade and while their operations will continue pretty much as they are now, they will be a part, an important part of our company being forward – or going forward, so we’ll bring together companies that have some dissimilar but a lot of similar products and services together. I also want to comment on the cultures. We are drawn, increasingly drawn to companies like us and I think it goes for all of you on the phone. I think with a very few exceptions, Charles River companies tend to be a collection of really, good, committed people who work together well, who respect each other, who have a very customer centered, really focused on doing great work for the client. We have amazing longevity statistics, people like working in Charles River companies and you see the same thing with Inveresk and for a few of us that have spent time with the senior management of Inveresk, it’s always felt like, or after a couple of days it felt like we had been one company for really a long period of time. So I will be surprised and disappointed if you don’t all feel the same way as you begin to work with those folks.

So if you think about this merger, it allows us to achieve our strategic work objectives much faster in ways that would have otherwise taken us years to achieve on a stand alone basis, assuming we could have achieved them at all, because this Europe thing is a big dilemma for us and all of our competitors, big competitors are in Europe and even our footprint in the States, while it’s significant and really high quality, is fragmented so we’re going to continue to invest in our current businesses and grow them anyway. So with the combined company we are a much more full service provider and as I said can take that company through the whole drug development process. So I continue to feel this is transformational, that we create a premier global, full service supplier in the drug development industry and as our customers continue to demand and require additional outsourcing in their pre-clinical and also in the clinical area, I think that we are a strong service solution for them.

A couple of other aspects of the deal that I could just highlight for you is, if you’ll look at the size of the company over the last 12 months, we’re about 900, over 900 million dollars and the 12 months basis we’re about a billion-two, our employee base goes from 3600, I’m sorry, 4600 employees to 7300, locations swell to 97 locations in 20 countries and that really makes us a large, significant drug development answer.

We’re going to use the Inveresk brand as the primary brand for pre-clinical. I don’t want anyone to get nervous about that but we have been struggling, if you don’t know this, in getting the Charles River brand to stick to some of our service businesses and in particular to the Target business. The Inveresk brand is a powerful, well-known brand. What I was saying to the last group that I was on the phone with, a possible, and this is a work in progress so, that’s why I said don’t get – don’t get concerned about it, the possible scenario is that a piece of stationary says Inveresk Development Services at the top, right under that it says, Argus (ph) Division and at the bottom it says a Charles River Company, that’s a possible scenario and look, what – what we’ll do is we’ll do what’s best for our customer’s perception of us. What are the most powerful brands do we have in the family and how do we best assemble and use those in a way that makes sense to the client. So we will be soliciting input from lots of the people on this phone call on how we do that well, so nothing’s complete, ordained or pre-determined, it just seems that it would be silly not to take advantage in a broad way by using the Inveresk name which is a powerful one.

So, we continue to be a world-wide leader in research models and services, we become a world-wide leader in tox (ph) with the particular leadership position in several areas of specialty tox. Our bio-safety testing business where we’re primarily testing large molecules has been a small, domestic business. It’s now a larger, worldwide business. We have a bigger laboratory testing capability both in bio analytical chemistry and central lab areas and of course, we enter the new and exciting clinical trial business in a very refined, high margin, high quality focus area. So as we move forward, Mike Ankcorn who’s the head of the Montreal facility at – for Inveresk who’s been there at least 30 years, that’s by far their most profitable business, as I’ve said, it’s about 350,000 feet with about 1000 employees and they’re building more space right now, Mike will oversee our global pre-clinical business. I’m happy to tell you that Nancy’s current responsibilities will remain exactly what they are today, overseeing our US pre-clinical businesses and so all of you that report to Nancy will continue to do that and – and Nancy will work closely with Mike to help maximize our capacity and strategy as we move forward in North America and hopefully Nancy and Mike will work closely with the folks in Scotland so that we have a concerted, international approach and hopefully we find ways to continue to grow our business in Japan. So basically, the current responsibilities and the reporting structures of those of you who are on the phone has remained unchanged.

I look at this as a way this merger provides really additional, plentiful and varied opportunities for career advancement all around the world and in different parts of our business for all of you. We’ve always been a promotion within company, so has Inveresk so as we build more space and have more demand for cus –for work for customers that just provides business oppor – employment opportunities for you folks. So in short, this is clearly the best strategic course of action we could have taken to deliver a major benefit to this company has to offer to our customers, our employees and our shareholders.

I want to take a second to explain to you that in a proposed merger of two competitors, which we are, neither company’s employees are permitted to discuss certain sensitive competitive information prior to the time we get government approval. So you should not initiate or participate in any discussions with the Inveresk folks on pricing policies or practices or any specific details about any customers. As frustrating as that will be, it just – you simply can’t do it because it will kill the deal. If you have any questions about, you know, we have this sort of boundaries off of this, you should check in with our legal staff or with your boss or supervisor and we’ll help sort that out. It doesn’t alter the way either company does business currently and independently. The same regulatory constraints also prohibit us from discussing issues such as facility closings or employee layoffs prior to government approval. I should say that this approval can take up to four months, but I can tell you though, that we have no current plans to close any facilities and given the complimentary nature of the services between these two companies, there is very little overlap and therefore we would expect minimal impact on our employees as we integrate the two companies. So over the next several weeks, Nancy and Dave Jost (ph) and the managers of your business who are on the phone, in concert with managers from Inveresk pre-clinical businesses will review and expand and modify integration strategies to develop an optimal template to take this company forward both short term and long term. We want and will solicit your input, we will communicate consistently and openly to all of you about how we’re going, what, where we’re at, what isn’t answered, what’s answered, what do we know, what don’t we know. As I said earlier at the beginning, we just completed a call with your site managers and they have additional information on this merger and I urge you to be in touch with them immediately about any questions you have. Anything that can’t be answered, you should log your questions into our corporate communications organization, Beth Ferber (ph) who’s sitting with me here will sort of vet those questions and respond directly or find the right person to respond. We are – we do have an integration team that’s led by Dave Jost, you all know Dave, he’s head of Human Resources and there will be a team put together which will include Nancy and others to develop the integration program and they will continue to, as I said, provide open, consistent communications to you about where we’re at.

So until and as we can provide more specific information on integration, I really plead with you to be patient, to stay focused on the tasks at hand, to be good to each other, to continue to focus on doing quality work for your customers which has been synonymous with the Charles River name and I believe has been synonymous and is synonymous with the Inveresk name and I look forward to talking with you more in person and by phone and by email about the combined company going forward and answering your questions.

So now I’d like to introduce Nancy who is going to make some remarks as well.

NANCY GILLETT, CHARLES RIVER LABORATORIES: Thank you Jim. I just want to reinforce some of the points that Jim has made and – and the very first one is that I think collectively we should be very proud of what we’ve achieved to date. We’re integrated, it feels like a team, there’s cross communications that go across all of the sites and I think we should have a lot of pride in what we’ve done. We’ve maximized the strengths and we’ve got an efficient structure and the clients recognize that and are giving us that sort of feedback on a daily basis. This merger leapfrogs us forward on a strategic plan. We wanted to get outside the US; we wanted to leap up to being in the first tier in terms of capability and capacity. Internally, this group has a lot of experience in working with former competitors and turning them into colleagues and friends and teammates and so, so this transaction will let us continue with those skills to move forward and really have a global group to work together. I think another point to make is that this is still just the start of where we intend to grow. There’s still a lot of work on our facilities and capacities that we need in the United States. We will continue to grow those facilities much along the strategic plan that many of you participated in a few months ago. Obviously we will be working together during integration to tweak that but those plans in terms of growth and building into a better facility and better utilization in the United States will be part of that plan going forward.

We need everyone to work together on this and again, I think we’re experts on this. We’ve all come together and formed a team and we now need everybody to work together in order to get the power out of bringing Charles River and Inveresk together. I particularly would ask all of our employees to be even more customer focused than we typically are and I know we’re the best in the business at that, but our competition will be using this period of transition as an opportunity to go after our customer base. They will be trying to say that we’re so concerned with the merger that we’re not paying attention to their studies and we have to be very vigilant and very concerned and attentive I think to our customers to make it very clear that we value them, we valued them before this integration and merger and we value them equally going forward. So, so please, as we work through this process and work with each other, keep an extra attentive eye to our customers and their studies.

As Jim mentioned, we are in a waiting period, so for the next three to four months, although there’ll be a lot of teams visiting and trying to understand each other’s businesses, while we still be working separately until the deal is closed so we’ll get more information as we go forward and continue to try to get that out, but expect a lot of visits, expect a lot of reaching out to ask for ideas and what do we think would be the best practice going forward. But it’s trying to take best practice and best industry to give lots of regional opportunities to our customers and I think that will be the plan going ahead. I also want to emphasize that we’re very keen to keep the communication flowing and I know that’s an ongoing battle, I know that it often seems like people don’t hear as much as they would like in terms of what thoughts are out there or what decisions are being made. We are planning to have a regular mechanism to upgrade all of the employees on the integration tasks as they go forward and that will be set up in July. I will be working with all the senior managers; all employees should feel free to contact all of their senior managers with any questions or go up to corporate communication. I personally look at every email and no one screens my email so please feel free to send me an email with a question or concern. I certainly want to be available to all of the DDS staff as we go ahead with the transaction. So it’s exciting times, one thing you have to learn if you’re a part of Charles River is to enjoy change. We’ve all been part of that process and if we can make this merger work as successfully as integration has over the last eighteen to twenty-four months with the companies that we’ve had before, we truly will be unstoppable, the best in the industry in quality and science and customer response.

JIM FOSTER: Thanks Nancy. Thank you all.

NANCY GILLETT: Take care.

OPERATOR: Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.

END